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                     January 12, 2024

       Michael Beland
       Chief Accounting Officer
       Driven Brands Holdings Inc.
       440 South Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39898

       Dear Michael Beland:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services